Term sheet To prospectus dated November 14, 2011 prospectus supplement dated November 14, 2011 and product supplement no. 2-I dated November 14, 2011	Term Sheet to Product Supplement No. 2-I Registration Statement No. 333-177923 Dated January 15, 2014; Rule 433
Structured Investments	$ Quarterly Review Notes Linked to Palladium due January 29, 2015
General
•
The notes are designed for investors who seek early exit prior to maturity at a premium if, (i) with respect to any Review Date (other than the final Review Date), the Commodity Price of Palladium on that Review Date is at or above the Initial Commodity Price or, (ii) with respect to the final Review Date, the Ending Commodity Price is at or above the Initial Commodity Price.  If the notes are not automatically called, investors will lose at least 15% of their principal if the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 15%.  Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is April 17, 2014.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 29, 2015†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about January 17, 2014 and are expected to settle on or about January 23, 2014.
Key Terms
Commodity:	The notes are linked to the price of Palladium (the “Commodity”), which will be determined by reference to the official afternoon fixing level of Palladium (Bloomberg ticker “PLDMLNPM”).
Automatic Call:
If, (i) with respect to any Review Date (other than the final Review Date), the Commodity Price of Palladium on that Review Date is greater than or equal to the Initial Commodity Price or, (ii) with respect to the final Review Date, the Ending Commodity Price is greater than or equal to the Initial Commodity Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus the call premium amount calculated as follows:
• at least 2.875%* × $1,000 if called on the first Review Date
• at least 5.75%* × $1,000 if called on the second Review Date
• at least 8.625%* × $1,000 if called on the third Review Date
• at least 11.50%* × $1,000 if called on the final Review Date

* The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement and will not be less than 2.875%, 5.75%%, 8.625% and 11.50%, respectively.

Payment at Maturity:
If the notes are not automatically called and the Ending Commodity Price is less than the Initial Commodity Price by up to the Contingent Buffer Percentage, you will receive the principal amount of your notes at maturity.
If the notes are not automatically called and the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Initial Commodity Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Commodity Return)
If the notes are not automatically called, you will lose at least 15% of your principal amount at maturity if the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 15% and may lose up to your entire principal amount at maturity.

Contingent Buffer Percentage:	15%
Commodity Return:	Ending Commodity Price – Initial Commodity Price Initial Commodity Price
Initial Commodity Price:	The Commodity Price on the pricing date
Ending Commodity Price:	The arithmetic average of the Commodity Prices on each of the Ending Averaging Dates
Commodity Price:
On any day, the official afternoon fixing price of Palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (the “LPPM”) authorized to effect such delivery, stated in U.S. dollars per troy ounce gross, as determined and quoted on the LPPM and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “PLDMLNPM” on that day

Review Dates†:	April 17, 2014 (first Review Date), July 17, 2014 (second Review Date), October 17, 2014 (third Review Date) and January 26, 2015 (the final Review Date)
Ending Averaging Dates†:	January 20, 2015, January 21, 2015, January 22, 2015, January 23, 2015 and the final Review Date
Call Settlement Date:	The third business day after the applicable Review Date, except that if the notes are called on the final Review Date, the Call Settlement Date will be the maturity date
Maturity Date†:	January 29, 2015
CUSIP:	48126NTT4

†    Subject to postponement in the event of a market disruption event and as described under  “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 2-I
Investing in the Quarterly Review Notes involves a number of risks.  See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 2-I and “Selected Risk Considerations” beginning on page TS-5 of this term sheet.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  In no event will these selling commissions exceed $10.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 2-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $981.80 per $1,000 principal amount note.  JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 15, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 2-I and this term sheet if you so request by calling toll-free 866-535-9248.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.
You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf

•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, the Review Dates and the Ending Averaging Dates are subject to postponement as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Palladium	TS - 1

Hypothetical Examples of Amount Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized with respect to the applicable Review Date for a range of movements in the price of Palladium as shown under the column “Commodity Price Appreciation / Depreciation at Review Date.”  The following table and examples assume a hypothetical Initial Commodity Price of $740 and reflects the Contingent Buffer Percentage of 15%.  The table and examples assume that the call premiums used to calculate the call price applicable to the first, second, third and final Review Dates are 2.875%, 5.75%, 8.625% and 11.50%, respectively, regardless of the appreciation of the price of Palladium, which may be significant; the actual call premiums will be provided in the pricing supplement.  There will be only one payment on the notes whether called or at maturity.  An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date.  Each hypothetical total return or payment on the notes set forth below is for illustrative purposes only and may not be the actual total return or payment on the notes applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date					Final Review Date
Commodity Price at Review Date	Commodity Price Appreciation / Depreciation at Review Date	Total Return at First Call Settlement	Total Return at Second Call Settlement	Total Return at Third Call Settlement	Ending Commodity Price (1)	Commodity Return	Total Return at Maturity
$1,332.000	80.00%	2.875%	5.75%	8.625%	$1,332.000	80.00%	11.50%
$1,258.000	70.00%	2.875%	5.75%	8.625%	$1,258.000	70.00%	11.50%
$1,184.000	60.00%	2.875%	5.75%	8.625%	$1,184.000	60.00%	11.50%
$1,110.000	50.00%	2.875%	5.75%	8.625%	$1,110.000	50.00%	11.50%
$1,036.000	40.00%	2.875%	5.75%	8.625%	$1,036.000	40.00%	11.50%
$962.000	30.00%	2.875%	5.75%	8.625%	$962.000	30.00%	11.50%
$888.000	20.00%	2.875%	5.75%	8.625%	$888.000	20.00%	11.50%
$814.000	10.00%	2.875%	5.75%	8.625%	$814.000	10.00%	11.50%
$740.000	0.00%	2.875%	5.75%	8.625%	$740.000	0.00%	11.50%
$703.000	-5.00%	N/A	N/A	N/A	$703.000	-5.00%	0.00%
$666.000	-10.00%	N/A	N/A	N/A	$666.000	-10.00%	0.00%
$629.000	-15.00%	N/A	N/A	N/A	$629.000	-15.00%	0.00%
$628.926	-15.01%	N/A	N/A	N/A	$628.926	-15.01%	-15.01%
$592.000	-20.00%	N/A	N/A	N/A	$592.000	-20.00%	-20.00%
$555.000	-25.00%	N/A	N/A	N/A	$555.000	-25.00%	-25.00%
$518.000	-30.00%	N/A	N/A	N/A	$518.000	-30.00%	-30.00%
$444.000	-40.00%	N/A	N/A	N/A	$444.000	-40.00%	-40.00%
$370.000	-50.00%	N/A	N/A	N/A	$370.000	-50.00%	-50.00%
$296.000	-60.00%	N/A	N/A	N/A	$296.000	-60.00%	-60.00%
$222.000	-70.00%	N/A	N/A	N/A	$222.000	-70.00%	-70.00%
$148.000	-80.00%	N/A	N/A	N/A	$148.000	-80.00%	-80.00%
$74.000	-90.00%	N/A	N/A	N/A	$74.000	-90.00%	-90.00%
$0.000	-100.00%	N/A	N/A	N/A	$0.000	-100.00%	-100.00%
(1)	The Ending Commodity Price is equal to the arithmetic average of the Commodity Prices on each of the Ending Averaging Dates.

The following examples illustrate how the payment on the notes in different hypothetical scenarios is calculated.

Example 1: The price of Palladium increases from the Initial Commodity Price of $740 to a Commodity Price of $814 on the first Review Date.  Because the Commodity Price on the first Review Date of $814 is greater than or equal to the Initial Commodity Price of $740, the notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,028.75 per $1,000 principal amount note.

Example 2: The price of Palladium decreases from the Initial Commodity Price of $740 to a Commodity Price of $666 on the first Review Date, $629 on the second Review Date and $518 on the third Review Date and the Ending Commodity Price is $814.  Although the Commodity Price on each of the first three Review Dates ($666, $629 and $518) is less than the Initial Commodity Price of $740, because the Ending Commodity Price of $814 is greater than the Initial Commodity Price of $740, the notes are automatically called, and the investor receives a single payment at maturity of $1,115 per $1,000 principal amount note.

Example 3: The price of Palladium decreases from the Initial Commodity Price of $740 to a Commodity Price of $666 on the first Review Date, $629 on the second Review Date and $518 on the third Review Date and the Ending Commodity Price is $666.  Because (a) the Commodity Price on each of the firth three Review Dates ($666, $629 and $518) is less than the Initial Commodity Price of $740, (b) the Ending Commodity price of $666 is less than the Initial Commodity Price of $740 and (c) the Ending Commodity Price of $666 is not less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 15%, the notes are not automatically called, and the investor receives a single payment at maturity equal to the principal amount of $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Palladium	TS - 2

Example 4: The price of Palladium decreases from the Initial Commodity Price of $740 to a Commodity Price of $703 on the first Review Date, $666 on the second Review Date, $629 on the third Review Date and the Ending Commodity Price is $555.  Because (a) the Commodity Price on each of the first three Review Dates ($703, $666 and $629) is less than the Initial Commodity Price of $740, (b) the Ending Commodity Price of  $555 is less than the Initial Commodity Price of $740 and (c) the Ending Commodity Price of $555 is less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 15%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -25%) = $750

The hypothetical returns and the hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Palladium	TS - 3

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL — If, (i) with respect to any Review Date (other than the final Review Date), the Commodity Price is greater than or equal to the Initial Commodity Price or, (ii) with respect to the final Review Date, the Ending Commodity Price is greater than or equal to the Initial Commodity Price, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 2.875%* × $1,000 if called on the first Review Date; (ii) at least 5.75%* × $1,000 if called on the second Review Date; (iii) at least 8.625%* × $1,000 if called on the third Review Date; or (iv) at least 11.50%* × $1,000 if called on the final Review Date.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

*The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement and will not be less than 2.875%, 5.750%, 8.625% and 11.50%, respectively.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over one year, the notes will be called before maturity if, (i) with respect to any Review Date (other than the final Review Date), the Commodity Price is greater than or equal to the Initial Commodity Price or, (ii) with respect to the final Review Date, the Ending Commodity Price is greater than or equal to the Initial Commodity Price, and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this term sheet.

•
CONTINGENT PROTECTION AGAINST LOSS — If the notes are not automatically called and the Ending Commodity Price is less than the Initial Commodity Price by no more than the Contingent Buffer Percentage of 15%, you will be entitled to receive the full principal amount of your notes at maturity, subject to the credit risk of JPMorgan Chase & Co.  If the notes are not automatically called and the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 15%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Initial Commodity Price.  Under these circumstances, you will lose at least 15% of your principal amount at maturity and may lose up to your principal amount at maturity.

•
RETURN LINKED TO THE FIXING LEVEL OF PALLADIUM — The return on the notes is linked solely to the fixing level of a single commodity, Palladium.  The Commodity Price on any relevant day reflects the official afternoon fixing price of Palladium for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars per troy ounce gross, as determined and quoted on the LPPM and displayed on Bloomberg under the symbol “PLDMLNPM” on that day, and the Commodity Return reflects the performance of the fixing level of Palladium, expressed as a percentage, from the Initial Commodity Price to the Ending Commodity Price (which is equal to the arithmetic average of the Commodity Prices on each of the Ending Averaging Dates).  The fixing level of Palladium referred to above is different from the price of any futures contract related to Palladium.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Palladium	TS - 4

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  If the notes are not automatically called and the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 15%, you will lose 1% of your principal amount at maturity for every 1% that the Ending Commodity Price is less than the Initial Commodity Price.  Under these circumstances, you will lose at least 15% of your principal amount at maturity and may lose up to your entire principal amount at maturity.

•
LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Commodity, which may be significant.  The Commodity Price at various times during the term of the notes could be higher than the Commodity Price on any Review Date or Ending Averaging Date or at maturity.  You may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Commodity.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors” in the accompanying product supplement no. 2-I for additional information about these risks.

•
INVESTMENTS RELATED TO THE PRICE OF PALLADIUM MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of Palladium is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts.  Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities.  These variables may create additional investment risks that may cause the price of Palladium to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.

•
OWNING THE NOTES IS NOT THE SAME AS OWNING PALLADIUM OR PALLADIUM-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Palladium or exchange-traded or over-the-counter instruments based on Palladium.  You will not have any rights that holders of such assets or instruments have.

•
THE MARKET PRICE OF PALLADIUM WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Palladium, we expect that generally the market value of the notes will depend in large part on the market price of Palladium.  The price of Palladium has fluctuated widely over the past several years. Because the Palladium supply is both limited and concentrated, any disruptions in the Palladium supply tend to have an exaggerated effect on the price of Palladium. Key factors that may influence prices are the policies and production and cost levels in the most important Palladium-producing countries, in particular, Russia, South Africa  and Canada (which together account for over 80% of production), the size and availability of the Russian Palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of Palladium in times of crises may also have a short-term negative impact on the price of Palladium and may adversely affect the value of the notes.  Palladium is used in a variety of industries, in particular the automotive industry. Demand for Palladium from the automotive industry, which uses Palladium as a catalytic converter, accounts for more than 50% of the industrial use of Palladium, and a renewed decline in the global automotive industry may impact the price of Palladium and affect the value of the notes. Palladium is also used in the electronics, dental and jewelry industries.

•	ON EACH REVIEW DATE OR ENDING AVERAGING DATE, THE PALLADIUM PRICE IS DETERMINED BY THE LPPM, AND THERE ARE CERTAIN RISKS RELATING TO THE PALLADIUM PRICE BEING

JPMorgan Structured Investments — Quarterly Review Notes Linked to Palladium	TS - 5

DETERMINED BY THE LPPM — Palladium is traded on the London Platinum and Palladium Market, which we refer to as the LPPM.  The price of Palladium will be determined by reference to the fixing levels reported by the LPPM.  The LPPM is a self-regulatory association of platinum and Palladium market participants.  If the LPPM should cease operations, or if Palladium trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of Palladium may be adversely affected.  The LPPM is a principals’ market that operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading.  For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  For additional information about Palladium, see the information set forth under “Key Terms — Commodity Price” in this term sheet.

•
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Palladium and not to a diverse basket of commodities or a broad-based commodity index. The price of Palladium may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

•
REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be as short as approximately three months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

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JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from

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you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the maturity date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of Palladium, including:

•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the price of Palladium;
•	supply and demand trends for Palladium;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE FINAL REVIEW DATE — If the notes have not been automatically called previously and the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Commodity Price.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement.  In particular, each of JPMS’s estimated value and the call premiums will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet.  Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated values and the call premiums.

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Historical Information

The following graph sets forth the historical performance of Palladium based on the weekly historical Commodity Prices from January 2, 2009 through January 10, 2014.  The Commodity Price on January 14, 2014 was $737.00.  We obtained the Commodity Prices below from Bloomberg Financial Markets, without independent verification.

The historical prices of Palladium should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the pricing date or any Review Date or Ending Averaging Date.  We cannot give you assurance that the performance of the price of Palladium will result in the return of any of your principal.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “Hypothetical Examples of Amount Payable upon Automatic Call or at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the Fixing Level of Palladium” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-43 of the accompanying product supplement no. 2-I are deemed deleted in their entirety.  Please refer instead to the discussion set forth above.

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